SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Runway Growth Credit Fund Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

None
(CUSIP Number)

G. Robert Vaughan, Jr. Treasurer and Senior Vice President of Finance Carilion Clinic 213 South Jefferson Street, Suite 807 Roanoke, VA 24011 (540) 224-5135
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Carilion Clinic

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,409,038.32

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,409,038.32

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,409,038.32

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.15%[1]

14	TYPE OF REPORTING PERSON
CO

1 This percentage is calculated based on 15,401,558.80 shares of the Issuer’s common stock to be outstanding as of January 18, 2019, as provided to the reporting person by the Issuer.

 SCHEDULE 13D

CUSIP No.	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON
Retirement Plan of Carilion Clinic

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,409,038.32

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,409,038.32

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,409,038.32

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.15%[1]

14	TYPE OF REPORTING PERSON
EP

SCHEDULE 13D

CUSIP No.	Page 4 of 5 Pages

This Amendment No. 5 to Schedule 13D (this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 24, 2017 (the "Schedule 13D"), Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on June 16, 2017, Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed with the Securities and Exchange Commission on September 7, 2017, Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed with the Securities and Exchange Commission on December 12, 2017 and Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed with the Securities and Exchange Commission on September 28, 2018 with respect to shares of the common stock, par value $0.01 per share ("Common Stock"), of Runway Growth Credit Fund Inc. (f/k/a GSV Growth Credit Fund Inc.), a Maryland corporation (the "Issuer"). The address of the principal executive office of the Issuer is Runway Growth Credit Fund Inc., 205 N. Michigan Avenue, Suite 4200, Chicago, IL 60601. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Schedule 13D/A.

Item 3.  Source or Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

Pursuant to a capital call by the Issuer on January 2, 2019, each of Carilion Clinic and the Retirement Plan purchased 395,305.66 shares of Common Stock of the Issuer in exchange for consideration from each of approximately $6,004,692.98 ($15.19 per share) pursuant to the Subscription Agreements.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a)	As of January 18, 2019:

(i)	Carilion Clinic may be deemed to beneficially own 1,409,038.32 shares of the Issuer’s Common Stock, representing 9.15% of the outstanding shares of the Issuer’s Common Stock; and

(ii)	the Retirement Plan may be deemed to beneficially own 1,409,038.32 shares of the Issuer’s Common Stock, representing 9.15% of the outstanding shares of the Issuer’s Common Stock,

in each case, based on 15,401,558.80 shares of the Issuer’s Common Stock to be outstanding as of January 18, 2019, as provided to the Reporting Persons by the Issuer.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

Item 7.  Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1-	Form of Subscription Agreement (Previously filed as an exhibit to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)

Exhibit 2-	Articles of Amendment and Restatement of GSV Growth Credit Fund Inc., setting forth the terms of its common stock (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 19, 2016)

Exhibit 3-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Exchange Act (Previously filed with the Schedule 13D)

Exhibit 4-	Articles of Amendment of GSV Growth Credit Fund Inc. (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2017)

SCHEDULE 13D

CUSIP No.	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

Dated as of January 18, 2019

Carilion Clinic

By:	/s/ G. Robert Vaughan, Jr.
	Name:	G. Robert Vaughan, Jr.
	Title:	Treasurer and Senior Vice President of Finance

Retirement Plan of Carilion Clinic

By:	Carilion Clinic

By:	/s/ G. Robert Vaughan, Jr.
	Name:	G. Robert Vaughan, Jr.
	Title:	Authorized Signatory